Способы связаться

www.linkedin.com/in/slate-online
(LinkedIn)
sl8.online/ (Company)

Основные навыки

New Business Development
Customer Service
Sales Management

Languages

Украинский
Английский
Русский

Dmytro Ivanov

CEO/Founder in Sl8 Social Crypto Platform. CBDC ready, USDC
and RWA on board
Нью-Йорк, Нью-Йорк, Соединенные Штаты Америки

Общие сведения

CEO and founder in Slate social platform, entrepreneur and father of
two

———

Опыт работы

Cassator
Founder
декабря 2019 - Present (5 лет 5 месяцев)
Greater New York City Area

New type of luxury accessories

Slate
CEO
декабря 2019 - Present (5 лет 5 месяцев)

Pyramid Wallet
Owner
февраля 2013 - Present (12 лет 3 месяца)

———

Образование

KNEU